UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    690027206
                                    ---------
                                 (CUSIP Number)


                                 Perry T. Massie
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (951) 699-4749
                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                September 8, 2004
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                              SCHEDULE 13D

-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 2 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Perry T. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               1,048,787 (which includes 1,287 shares held individually, options to purchase 560,000 shares from Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"), and options to purchase 487,500 shares from the Issuer)

                     -----------------------------------------------------------------------------------

                     8     SHARED VOTING POWER

                               6,979,620 (which includes 3,226,655 shares held by MOI (560,000 of which shares are subject to options by Mr. Perry Massie as shown in box 7 above), 281,155 shares held by Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), 3,426,185 shares held by The Perry T. and
    NUMBER OF                  Sandra Lynn Massie Trust dated October 14, 1997 ("Trust"), 8,125 shares
     SHARES                    held by The Wilma M. Massie Trust dated June 3, 1994 ("Wilma M. Massie Trust")and
  BENEFICIALLY                 37,500 shares held by The Perry and Sandy Massie Foundation, a
    OWNED BY                   California public benefit corporation ("PSM Foundation"))
      EACH
    REPORTING        -----------------------------------------------------------------------------------
     PERSON
      WITH           9     SOLE DISPOSITIVE POWER

                               1,048,787 (which includes 1,287 shares held individually, options to purchase 560,000 shares from MOI and options to purchase 487,500 shares from the Issuer)

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               6,979,620 (which includes 3,226,655 shares held by MOI (560,000 of which shares are subject to options by Mr. Perry Massie as shown in box 7 above), 281,155 shares held by MOP, 3,426,185 shares held by the Trust,
                               8,125 shares held by The Wilma M. Massie Trust and 37,500 shares held by the PSM Foundation)

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,468,407 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7% (based upon 18,325,010 shares outstanding as of October 15, 2004, and treating as outstanding 487,500 shares issuable to Mr. Massie upon the exercise of options which are exercisable on October 15, 2004 or within 60 days thereafter). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from
          Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 3 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Thomas H. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               4,453,652 (which includes 3,406,152 shares held individually, options to purchase 560,000 shares from Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"), and options to purchase 487,500 shares from the
                               Issuer)

                     -----------------------------------------------------------------------------------

                     8     SHARED VOTING POWER

                               3,583,185 (which includes 3,226,655 shares held by MOI (560,000 of which shares are subject to options by Mr. Thomas Massie as shown in box 7 above), 281,155 shares held by Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), 8,125 shares held by The Wilma M. Massie Trust dated
    NUMBER OF                  June 3, 1994 ("Wilma M. Massie Trust"), 37,500 shares held by The Thomas
     SHARES                    and Cindy Massie Foundation, a California public benefit corporation (the
  BENEFICIALLY                 "TCM Foundation"), and 29,750 shares held jointly with the Reporting
    OWNED BY                   Person's wife, Cindy Massie)
      EACH
    REPORTING        -----------------------------------------------------------------------------------
     PERSON
      WITH           9     SOLE DISPOSITIVE POWER

                               4,453,652 (which includes 3,406,152 shares held individually, options to purchase 560,000 shares from MOI and options to purchase 487,500 shares from the Issuer)

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               3,583,185 (which includes 3,226,655 shares held by MOI (560,000 of which shares are subject to options by Mr. Thomas Massie as shown in box 7 above), 281,155 shares held by MOP, 8,125 shares held by The Wilma M.
                               Massie Trust, 37,500 shares held by the TCM Foundation and 29,750 shares held jointly with the Reporting Person's wife, Cindy Massie)

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,476,837 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          39.7% (based upon 18,325,010 shares outstanding as of October 15, 2004, and treating as outstanding 487,500 shares issuable to Mr. Massie upon the exercise of options which are exercisable on October 15, 2004 or within 60 days thereafter). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from
          Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 4 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Musk Ox Investments, L.P.
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               3,226,655

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               3,226,655

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,226,655
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.6 % (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five
          (5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 5 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Musk Ox Properties, L.P.
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               281,155

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               281,155

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          281,155
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.5% (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5)
          shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 6 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               3,426,185

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               3,426,185

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,426,185
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7% (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five
          (5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 7 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Sandra L. Massie
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               0

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     3,426,185
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               0

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               3,426,185

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,426,185 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.7% (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five
          (5) shares effected by the Issuer in connection with its reincorporation from Alaska to
          Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 8 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Perry and Sandy Massie Foundation
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               37,500

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               37,500

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,500
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2% (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5)
          shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------




-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 9 of 18 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Thomas and Cindy Massie Foundation
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               37,500

    NUMBER OF        -----------------------------------------------------------------------------------
     SHARES
  BENEFICIALLY       8     SHARED VOTING POWER
    OWNED BY
      EACH                     0
    REPORTING
     PERSON          -----------------------------------------------------------------------------------
      WITH
                     9     SOLE DISPOSITIVE POWER

                               37,500

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,500
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2% (based upon 18,325,010 shares outstanding as of October 15, 2004). The reported numbers of shares are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5)
          shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------------------------------

                                  Schedule 13D

This Amendment No. 1 (this "Amendment") amends the Schedule 13D (the "Original
Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on March 29, 2004 on behalf of Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., a Nevada limited partnership ("MOI"), Musk Ox Properties, L.P., a Nevada limited partnership ("MOP"), The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997 ("Trust"), Sandra L. Massie, The Perry and Sandy Massie Foundation, a California public benefit corporation ("PSM Foundation"), and The Thomas and Cindy Massie Foundation, a California public benefit corporation ("TCM Foundation", and, together with Perry T. Massie, Thomas H. Massie, MOI, MOP, the Trust, Sandra L. Massie and the PSM Foundation, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original
Schedule 13D.

The reported numbers of shares and exercise prices of derivative securities in this Amendment are reported as of October 15, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five (5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

For each of the Reporting Persons, this filing shall not be deemed an admission of beneficial ownership for any purposes other than the filing of this Amendment.

Item 1.   Security and Issuer.

          Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

          The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value ("Issuer Common Stock"), of Outdoor Channel Holdings, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 43445 Business Park Drive, Suite 113, Temecula, California 92590.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Original Schedule 13D is hereby amended by deleting the second, third and fourth paragraphs therein and replacing them with the following information:

          The funds used to purchase the Issuer Common Stock held by each of Messrs. Perry Massie and Thomas Massie have been provided from such Reporting Persons' personal funds. The funds to be used to exercise stock options held by such Reporting Persons with respect to the aggregate of 1,120,000 shares of Issuer Common Stock from MOI and 975,000 shares of Issuer Common Stock from the Issuer will be provided from personal funds of each such Reporting Person.

          Other than with respect to 3,100 shares of the Issuer Common Stock received by MOP in exchange for its shares of The Outdoor Channel, Inc., a Nevada corporation ("TOC"), upon the closing of a merger of a wholly-owned subsidiary of the Issuer with and into TOC (the "Merger"), MOP has received the Issuer Common Stock as a contribution to its capital, in exchange for a corresponding increase in the applicable partners' capital accounts in MOP.

          Other than with respect to 9,595 shares of the Issuer Common Stock received by the Trust in exchange for its shares of TOC Common Stock upon the closing of the Merger, the Trust has received the Issuer Common Stock as a contribution from Mr. Perry Massie, its Co-Trustee and Co-Beneficiary.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

               (a) (i) Perry T. Massie: Mr. Perry Massie may be deemed to beneficially own 7,468,407 shares of Issuer Common Stock, which shares constitute 39.7% of the total class. These shares include 1,287 shares held individually, 3,226,655 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (560,000 of which shares are subject to options by Mr. Perry Massie), options to purchase 487,500 shares from the Issuer, 281,155 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, 3,426,185 shares held by The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, 8,125 shares held by The Wilma M. Massie Trust, and 37,500 shares held by The Perry and Sandy Massie Foundation, a California public benefit corporation. The percentage of shares which may be deemed to be beneficially owned by Mr. Perry Massie is based upon 18,325,010 shares outstanding as of October 15, 2004, and treating as outstanding 487,500 shares issuable to Mr. Massie upon the exercise of options which are exercisable on October 15, 2004 or within 60 days thereafter.

                       (ii) Thomas H. Massie: Mr. Thomas Massie may be deemed to beneficially own 7,476,837 shares of Issuer Common Stock, which shares constitute 39.7% of the total class. These shares include 3,406,152 shares held individually, 3,226,662 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (560,000 of which shares are subject to options by Mr. Thomas Massie), options to purchase 487,500 shares from the Issuer, 281,155 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, and 37,500 shares held by The Thomas and Cindy Massie Foundation, a California public benefit corporation. The percentage of shares which may be deemed to be beneficially owned by Mr. Thomas Massie is based upon 18,325,010 shares outstanding as of October 15, 2004, and treating as outstanding 487,500 shares issuable to Mr. Massie upon the exercise of options which are exercisable on October 15, 2004 or within 60 days thereafter.

                       (iii) Musk Ox Investments, L.P.: MOI beneficially owns 3,226,655 shares of Issuer Common Stock, which shares constitute 17.6% of the total class. The aggregate of 1,120,000 of these shares are subject to options by Messrs. Perry Massie and Thomas Massie. The percentage of shares which may be deemed to be beneficially owned by MOI is based upon 18,325,010 shares outstanding as of October 15, 2004.

                       (iv) Musk Ox Properties, L.P.: MOP beneficially owns 281,155 shares of Issuer Common Stock, which shares constitute 1.5% of the total class. The percentage of shares which may be deemed to be beneficially owned by MOP is based upon 18,325,010 shares outstanding as of October 15, 2004.

                       (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997: the Trust beneficially owns 3,426,185 shares of Issuer Common Stock, which shares constitute 18.7% of the total class. The percentage of shares which may be deemed to be beneficially owned by the Trust is based upon 18,325,010 shares outstanding as of October 15, 2004.

                       (vi) Sandra L. Massie: Ms. Sandra Massie may be deemed to beneficially own 3,426,185 shares of Issuer Common Stock, which shares constitute 18.7% of the total class, due solely to her status a Co-Trustee and a Co-Beneficiary of The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997. The percentage of shares which may be deemed to be beneficially owned by Ms. Sandra Massie is based upon 18,325,010 shares outstanding as of October 15, 2004.

                       (vii) The Perry and Sandy Massie Foundation: The PSM Foundation beneficially owns 37,500 shares of Issuer Common Stock, which shares constitute 0.2% of the total class. The percentage of shares which may be deemed to be beneficially owned by The PSM Foundation is based upon 18,325,010 shares outstanding as of October 15, 2004.

                       (viii) The Thomas and Cindy Massie Foundation: The TCM Foundation beneficially owns 37,500 shares of Issuer Common Stock, which shares constitute 0.2% of the total class. The percentage of shares which may be deemed to be beneficially owned by The TCM Foundation is based upon 18,325,010 shares outstanding as of October 15, 2004.

               (b)     (i) Perry T. Massie:

                              (A) sole power to vote or direct the vote:
                              1,048,787 shares

                              (B) shared power to vote or direct the vote:
                              6,979,620 shares

                              (C) sole power to dispose or direct the
                              disposition: 1,048,787

                              (D) shared power to dispose or direct the disposition: 6,979,620 shares

                       (ii) Thomas H. Massie:

                              (A) sole power to vote or direct the vote:
                              4,453,652 shares

                              (B) shared power to vote or direct the vote:
                              3,583,185 shares

                              (C) sole power to dispose or direct the
                              disposition: 4,453,652 shares

                              (D) shared power to dispose or direct the disposition: 3,583,185 shares

                       (iii) Musk Ox Investments, L.P.:

                              (A) sole power to vote or direct the vote:
                              3,226,655 shares

                              (B) shared power to vote or direct the vote: 0 shares

                              (C) sole power to dispose or direct the
                              disposition: 3,226,655 shares

                              (D) shared power to dispose or direct the disposition: 0 shares

                       (iv) Musk Ox Properties, L.P.:

                              (A) sole power to vote or direct the vote: 281,155 shares

                              (B) shared power to vote or direct the vote: 0 shares

                              (C) sole power to dispose or direct the
                              disposition: 281,155 shares

                              (D) shared power to dispose or direct the disposition: 0 shares

                       (v) The Perry T. and Sandra Lynn Massie Trust dated
                           October 14, 1997:

                              (A) sole power to vote or direct the vote:
                              3,426,185 shares

                              (B) shared power to vote or direct the vote: 0 shares

                              (C) sole power to dispose or direct the
                              disposition: 3,426,185 shares

                              (D) shared power to dispose or direct the disposition: 0 shares

                       (vi) Sandra L. Massie:

                              (A) sole power to vote or direct the vote: 0 shares

                              (B) shared power to vote or direct the vote:
                              3,426,185 shares

                              (C) sole power to dispose or direct the
                              disposition: 0 shares

                              (D) shared power to dispose or direct the disposition: 3,426,185 shares

                       (vii) The Perry and Sandy Massie Foundation:

                              (A) sole power to vote or direct the vote: 37,500 shares

                              (B) shared power to vote or direct the vote: 0 shares

                              (C) sole power to dispose or direct the
                              disposition: 37,500 shares

                              (D) shared power to dispose or direct the disposition: 0 shares

                       (viii) The Thomas and Cindy Massie Foundation:

                              (A) sole power to vote or direct the vote: 37,500 shares

                              (B) shared power to vote or direct the vote: 0 shares

                              (C) sole power to dispose or direct the
                              disposition: 37,500 shares

                              (D) shared power to dispose or direct the disposition: 0 shares

               (c) (i) Perry T. Massie: other than pursuant to the Merger, no transactions in Issuer Common Stock were effected during the past sixty (60) days by Mr. Perry Massie. Upon the closing of the Merger, Mr. Perry Massie received in the aggregate 20,820 shares of the Issuer Common Stock in exchange for: (A) 5,905 shares of TOC Common Stock owned directly by The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, in which Mr. Perry Massie and Ms. Sandra Lynn Massie are Co-Trustees (sharing investment and voting control over the securities) and Co-Beneficiaries, (B) 5,000 shares of TOC Common Stock owned directly by The Wilma M. Massie Trust, in which Mr. Perry Massie and Mr. Thomas Massie are Co-Trustees (sharing investment and voting control over the securities) and Co-Beneficiaries, and (C) 1,908 shares of TOC Common Stock owned directly by MOP, in which Mr. Perry Massie and Mr. Thomas Massie are General Partners (sharing investment and voting control over the securities). In addition, upon the closing of the Merger, Mr. Massie received options to purchase an aggregate of 487,500 shares of Issuer Common Stock, in exchange for options to purchase 300,000 shares of TOC Common Stock.

                       (ii) Thomas H. Massie: other than pursuant to the Merger, no transactions in Issuer Common Stock were effected during the past sixty (60) days by Mr. Thomas Massie. Upon the closing of the Merger, Mr. Thomas Massie received in the aggregate 23,662 shares of the Issuer Common Stock in exchange for: (A) 7,655 shares of TOC Common Stock held individually, (B) 5,000 shares of TOC Common Stock owned directly by The Wilma M. Massie Trust, in which Mr. Thomas Massie and Mr. Perry Massie are Co-Trustees (sharing investment and voting control over the securities) and Co-Beneficiaries, and (C) 1,908 shares owned directly by MOP, in which Mr. Thomas Massie and Mr. Perry Massie are General Partners (sharing investment and voting control over the securities).

                       (iii) Musk Ox Investments, L.P.: no transactions in Issuer Common Stock were effected during the past sixty
                       (60) days by MOI.

                       (iv) Musk Ox Properties, L.P.: other than pursuant to the Merger, no transactions in Issuer Common Stock were effected during the past sixty (60) days by MOP. Upon the closing of the Merger, MOP received 3,100 shares of the Issuer Common Stock in exchange for 1,908 of its shares of TOC Common Stock.

                       (v) The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997: other than pursuant to the Merger, no transactions in Issuer Common Stock were effected during the past sixty (60) days by the Trust. Upon the closing of the Merger, the Trust received 9,595 shares of the Issuer Common Stock in exchange for 5,905 of its shares of TOC Common Stock.

                       (vi) Sandra L. Massie: other than pursuant to the Merger, no transactions in Issuer Common Stock were effected during the past sixty (60) days by Ms. Sandra Massie. Upon the closing of the Merger, Ms. Sandra Massie received 9,595 shares of the Issuer Common Stock in exchange for 5,905 shares of TOC Common Stock owned directly by The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, in which Ms. Sandra Massie and Mr. Perry Massie are Co-Trustees (sharing investment and voting control over the securities) and Co-Beneficiaries.

                       (vii) The Perry and Sandy Massie Foundation: no transactions in Issuer Common Stock were effected during the past sixty (60) days by the PSM Foundation.

                       (viii) The Thomas and Cindy Massie Foundation: no transactions in Issuer Common Stock were effected during the past sixty (60) days by the TCM Foundation.

               (d)     Not applicable.

               (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------

          Item 6 of the Original Schedule 13D is hereby amended to provide the following additional disclosures:

          Mr. Perry T. Massie has stock options to purchase an aggregate of 487,500 shares of Issuer Common Stock, received upon the closing of the Merger pursuant to, with respect to 325,000 of such options, a Stock Option Agreement dated December 10, 1997, by and between TOC and Mr. Perry Massie, and, with respect to the remaining 162,500 of such options, pursuant to a Stock Option Agreement dated December 10, 1997, by and between TOC and Wilma M. Massie, his late mother.

          Mr. Perry Massie may exercise his rights to purchase 487,500 shares of Issuer Common Stock at an exercise price of $0.9231 per share. The options are exercisable at any time following September 8, 2004 until December 7, 2007, the date of termination.

          Mr. Thomas H. Massie has stock options to purchase an aggregate of 487,500 shares of Issuer Common Stock, received upon the closing of the Merger pursuant to, with respect to 325,000 of such options, a Stock Option Agreement dated December 10, 1997, by and between TOC and Mr. Thomas Massie, and, with respect to the remaining 162,500 of such options, pursuant to a Stock Option Agreement dated December 10, 1997, by and between TOC and Wilma M. Massie, his late mother.

          Mr. Thomas Massie may exercise his rights to purchase 487,500 shares of Issuer Common Stock at an exercise price of $0.9231 per share. The options are exercisable at any time following September 8, 2004 until December 7, 2007, the date of termination.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Original Schedule 13D is hereby amended to provide the following additional exhibits:

          Exhibit 5    Joint Filing Agreement

          Exhibit 6 Stock Option Agreement dated as of December 10, 1997, by and between TOC and Perry T. Massie.

          Exhibit 7 Stock Option Agreement dated as of December 10, 1997, by and between TOC and Thomas H. Massie.

          Exhibit 8 Stock Option Agreement dated as of December 10, 1997, by and between TOC and Wilma M. Massie.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2004


                                      Perry T. Massie*
                                      ----------------------------------
                                      PERRY T. MASSIE

                                      Thomas H. Massie*
                                      ----------------------------------
                                      THOMAS H. MASSIE


                                      MUSK OX INVESTMENTS, L.P.

                                              By:     Perry T. Massie*
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:     Thomas H. Massie*
                                                 -----------------------
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      MUSK OX PROPERTIES, L.P.

                                              By:     Perry T. Massie*
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:     Thomas H. Massie*
                                                 -----------------------
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      THE PERRY T. MASSIE AND SANDRA LYNN
                                      MASSIE TRUST DATED OCTOBER 14, 1997

                                              By:     Perry T. Massie*
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  Co-Trustee

                                              By:     Sandra L. Massie*
                                                 -----------------------
                                              Name:   Sandra L. Massie
                                              Title:  Co-Trustee

                                      Sandra L. Massie*
                                      ----------------------------------
                                      SANDRA L. MASSIE

                                      THE PERRY AND SANDY MASSIE
                                      FOUNDATION

                                      By:    Perry T. Massie*
                                      ----------------------------------
                                      Name:  Perry T. Massie
                                      Title:  Authorized Signatory


                                      THE THOMAS AND CINDY MASSIE
                                      FOUNDATION

                                      By:    Thomas H. Massie*
                                      ----------------------------------
                                      Name:  Thomas H. Massie
                                      Title:  Authorized Signatory


* /s/ Mark Prochowski
  ----------------------------------
  (Mark Prochowski, Attorney-in-Fact)

                                    EXHIBIT 5


                             JOINT FILING AGREEMENT

         THIS AGREEMENT is dated as of October 15, 2004, by and among Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., a Nevada limited partnership, Musk Ox Properties, L.P., a Nevada limited partnership, The Perry
T. and Sandra Lynn Massie Trust dated October 14, 1997, Sandra L. Massie, The Perry and Sandy Massie Foundation, a California public benefit corporation, and The Thomas and Cindy Massie Foundation, a California public benefit corporation.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1. Amendment No. 1 to Schedule 13D with respect to the Company to which this Agreement is attached as Exhibit 5 (the "Amendment") is filed on behalf of each of the parties hereto.

         2. Each of the parties hereto is eligible to use the Amendment.

         3. Each of the parties hereto is responsible for the timely filing of the Amendment and any other amendments to the original Schedule 13D, and for the completeness and accuracy of the information concerning such person or entity contained in the Amendment; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Amendment, unless such person or entity knows or has reason to believe that such information is inaccurate.

                            [SIGNATURE PAGE FOLLOWS]


                                       5-1

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                      Perry T. Massie
                                      ----------------------------------
                                      PERRY T. MASSIE

                                      Thomas H. Massie
                                      ----------------------------------
                                      THOMAS H. MASSIE


                                      MUSK OX INVESTMENTS, L.P.

                                              By:     Perry T. Massie
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:     Thomas H. Massie
                                                 -----------------------
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      MUSK OX PROPERTIES, L.P.

                                              By:     Perry T. Massie
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  General Partner

                                              By:     Thomas H. Massie
                                                 -----------------------
                                              Name:   Thomas H. Massie
                                              Title:  General Partner


                                      THE PERRY T. MASSIE AND SANDRA LYNN
                                      MASSIE TRUST DATED OCTOBER 14, 1997

                                              By:     Perry T. Massie
                                                 -----------------------
                                              Name:   Perry T. Massie
                                              Title:  Co-Trustee

                                              By:     Sandra L. Massie
                                                 -----------------------
                                              Name:   Sandra L. Massie
                                              Title:  Co-Trustee


                                      Sandra L. Massie
                                      ----------------------------------
                                      SANDRA L. MASSIE


                                       5-2

                                      THE PERRY AND SANDY MASSIE
                                      FOUNDATION

                                      By:    Perry T. Massie
                                      ----------------------------------
                                      Name:  Perry T. Massie
                                      Title:  Authorized Signatory


                                      THE THOMAS AND CINDY MASSIE
                                      FOUNDATION

                                      By:    Thomas H. Massie
                                      ----------------------------------
                                      Name:  Thomas H. Massie
                                      Title:  Authorized Signatory




                                       5-3

                                    EXHIBIT 6



                            THE OUTDOOR CHANNEL, INC.


                             STOCK OPTION AGREEMENT
                             ----------------------

                                                                         No. 303
                                                                             ---

         Type of Option (check one):      |_| Incentive     |X| Nonqualified

         This Stock Option Agreement (the "Agreement") is entered into effective as of December 10, 1997, by and between THE OUTDOOR CHANNEL, INC., a Nevada corporation (the "Company"), and Perry Massie (the "Optionee") pursuant to the Company's 1997 Stock Option Plan (the "Plan").

         1. Grant of Option. The Company hereby grants to Optionee an option (the "Option") to purchase all or any portion of a total of 200,000 shares (the "Shares") of the Common Stock of the Company at a purchase price of $1.50 per share (the "Exercise Price"). The Optionee has been granted 200,000 options for services performed as a Director of the Company. The Option granted to the Optionee is subject to the terms and conditions set forth in this Agreement and the provisions of the Plan. If the box marked "Incentive" above is checked, then this Option is intended to qualify as an "incentive stock option" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked "Nonqualified" is checked, then this Option shall to that extent constitute a nonqualified stock option.

         2. Vesting of Option. Subject to the provisions of Section 3 below, the Optionee has an immediate vested right to exercise the Option and purchase one hundred percent (100%) of all Shares, and the vested portion of this Option shall be fully exercisable from time to time in whole or in part during its term.

         3. Term of Option. Optionee's right to exercise this Option shall terminate on December 7, 2007 .

         4. Exercise of Option. On or after the vesting of any portion of this Option in accordance with Section 2 above, and until termination of this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

             (a) a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);

             (b) a check or cash in the amount of the Exercise Price or, in lieu of exercising this Option by payment of check or cash, the Optionee may elect to allow the Company, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value (as determined by the Board) equal to the aggregate Exercise Price payable by Optionee or, in the event the Company becomes a public reporting company under the 1933 Securities Act, at the Company's sole discretion, to withhold from issuance a number of


                                       6-1

Shares with an aggregate fair market value equal to the aggregate Exercise Price payable by Optionee, provided that the fair market value of each Share shall be the last trade price per share of Common Stock on the last trading day prior to the exercise date as may be reported by Nasdaq or the NASD OTC Bulletin Board or at such other price that may be reasonably determined by the Administrator or, at the Company's sole discretion, payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan;

             (c) a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 9.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

             (d) a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

         5. Assignment and Death of Optionee. The rights of the Optionee under this Agreement may be assigned or transferred to a third party. At the Optionee's death, and provided Optionee's rights hereunder shall have vested pursuant to Section 2, Optionee's legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a "Successor") shall succeed to the Optionee's rights and obligations under this Agreement.

         6.  Representations and Warranties of Optionee.

             (a) Optionee represents and warrants that this Option is being acquired by Optionee for Optionee's personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.

             (b) Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act of 1933, as amended (the "Act"), on the basis of certain exemptions from such registration requirement. Accordingly, Optionee agrees that his or her exercise of the Option may be expressly conditioned upon his or her delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Act and the resulting restrictions on transfer. Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered, Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Act or an exemption from such registration is available.

             (c) Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.


                                       6-2

         7. Restrictive Legends. Optionee hereby acknowledges that federal securities laws and the securities laws of the state in which he or she resides may require the placement of certain restrictive legends upon the Shares issued upon exercise of this Option, and Optionee hereby consents to the placing of any such legends upon certificates evidencing the Shares as the Company, or its counsel, may deem necessary or advisable; provided, however, that the Company represents to Optionee that, upon exercise of the Option, the Shares may, at the Company's sole discretion, be registered and issued pursuant to an applicable Registration Statement.

         8.  Representations and Warranties of the Company.

             (a) The Company  represents  and warrants  that this  Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium, marshalling or other similar laws relating to or affecting the rights or remedies of creditors and
(b) general equitable principles including those affecting the availability of specific performance, injunctive relief or other equitable remedies, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law; and

             (b) All corporate actions of the Company and its directors and stockholders required in order to authorize the execution and delivery by the Company of this Agreement and the performance of its respective obligations hereunder, have been duly and validly taken in accordance with applicable laws and the Articles of Incorporation and Bylaws of the Company.

         9. Adjustments Upon Chances in Capital Structure. In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, the benefits of the Optionee under this Option, in accordance with the provisions of Section 4.2 of the Plan.

         10. No Employment Contract Created. Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries.

         11. Rights as Shareholder. The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him or her for such Shares, notwithstanding the exercise of this Option.

         12. Interpretation. This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith. The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made in good faith by the Administrator shall be final and binding on the Company and the Optionee. As used in this Agreement, the term "Administrator" shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.


                                       6-3

         13. Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention: the Chief Executive Officer, and if to the Optionee, at his most recent address as shown in the employment or stock records of the Company.

         14. Annual and Other Periodic Reports. During the term of this Agreement, the Company will be made available to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

         15. Governing Law. The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the laws of the State of California.

         16. Severability. Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

         17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

OPTIONEE:



/s/  Perry T. Massie                                          Date:  12/14/99
---------------------------------------------------
         Perry T. Massie


COMPANY:


/s/  Richard K. Dickson II                                    Date:  12/14/99
---------------------------------------------------
By:  Richard K. Dickson II
Its:  Sr. Vice President and General Counsel
The Outdoor Channel, Inc., a Nevada Corporation.


                                       6-4

                                    EXHIBIT 7



                            THE OUTDOOR CHANNEL, INC.


                             STOCK OPTION AGREEMENT
                             ----------------------

                                                                         No. 304
                                                                             ---

         Type of Option (check one):      |_| Incentive     |X| Nonqualified

         This Stock Option Agreement (the "Agreement") is entered into effective as of December 10, 1997, by and between THE OUTDOOR CHANNEL, INC., a Nevada corporation (the "Company"), and Tom Massie (the "Optionee") pursuant to the Company's 1997 Stock Option Plan (the "Plan").

         1. Grant of Option. The Company hereby grants to Optionee an option (the "Option") to purchase all or any portion of a total of 200,000 shares (the "Shares") of the Common Stock of the Company at a purchase price of $1.50 per share (the "Exercise Price"). The Optionee has been granted 200,000 options for services performed as a Director of the Company. The Option granted to the Optionee is subject to the terms and conditions set forth in this Agreement and the provisions of the Plan. If the box marked "Incentive" above is checked, then this Option is intended to qualify as an "incentive stock option" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked "Nonqualified" is checked, then this Option shall to that extent constitute a nonqualified stock option.

         2. Vesting of Option. Subject to the provisions of Section 3 below, the Optionee has an mediate vested right to exercise the Option and purchase one hundred percent (100%) of all Shares, and the vested portion of this Option shall be fully exercisable from time to time in whole or in part during its term.

         3. Term of Option. Optionee's right to exercise this Option shall terminate on December 7, 2007.

         4. Exercise of Option. On or after the vesting of any portion of this Option in accordance with Section 2 above, and until termination of this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

             (a) a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);

             (b) a check or cash in the amount of the Exercise Price or, in lieu of exercising this Option by payment of check or cash, the Optionee may elect to allow the Company, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value (as determined by the Board) equal to the aggregate Exercise Price payable by Optionee or, in the event the Company becomes a public reporting company under the 1933 Securities Act, at the Company's sole discretion, to withhold from issuance a number of


                                       7-1

Shares with an aggregate fair market value equal to the aggregate Exercise Price payable by Optionee, provided that the fair market value of each Share shall be the last trade price per share of Common Stock on the last trading day prior to the exercise date as may reported by Nasdaq or the NASD OTC Bulletin Board or at such other price that may be reasonably determined by the Administrator or, at the Company's sole discretion, payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan;

             (c) a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 9.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

             (d) a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

         5. Assignment and Death of Optionee. The rights of the Optionee under this Agreement may be assigned or transferred to a third party. At the Optionee's death, and provided Optionee's rights hereunder shall have vested pursuant to Section 2, Optionee's legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a "Successor") shall succeed to the Optionee's rights and obligations under this Agreement.

         6. Representations and Warranties of Optionee.

             (a) Optionee represents and warrants that this Option is being acquired by Optionee for Optionee's personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.

             (b) Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act of 1933, as amended (the "Act"), on the basis of certain exemptions from such registration requirement. Accordingly, Optionee agrees that his or her exercise of the Option may be expressly conditioned upon his or her delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Act and the resulting restrictions on transfer. Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered, Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Act or an exemption from such registration is available.

             (c) Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.


                                       7-2

         7. Restrictive Legends. Optionee hereby acknowledges that federal securities laws and the securities laws of the state in which he or she resides may require the placement of certain restrictive legends upon the Shares issued upon exercise of this Option, and Optionee hereby consents to the placing of any such legends upon certificates evidencing the Shares as the Company, or its counsel, may deem necessary or advisable; provided, however, that the Company represents to Optionee that, upon exercise of the Option, the Shares may, at the Company's sole discretion, be registered and issued pursuant to an applicable Registration Statement.

         8. Representations and Warranties of the Company.

             (a) The Company  represents  and warrants  that this  Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium, marshalling or other similar laws relating to or affecting the rights or remedies of creditors and
(b) general equitable principles including those affecting the availability of specific performance, injunctive relief or other equitable remedies, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law; and

             (b) All corporate actions of the Company and its directors and stockholders required in order to authorize the execution and delivery by the Company of this Agreement and the performance of its respective obligations hereunder, have been duly and validly taken in accordance with applicable laws and the Articles of Incorporation and Bylaws of the Company.

         9. Adjustments Upon Changes in Capital Structure. In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, the benefits of the Optionee under this Option, in accordance with the provisions of Section 4.2 of the Plan.

         10. No Employment Contract Created. Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries.

         11. Rights as Shareholder. The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him or her for such Shares, notwithstanding the exercise of this Option.

         12. Interpretation. This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith. The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made in good faith by the Administrator shall be final and binding on the Company and the Optionee. As used in this Agreement, the term "Administrator" shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.


                                       7-3

         13. Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention- the Chief Executive Officer, and if to the Optionee, at his most recent address as shown in the employment or stock records of the Company.

         14. Annual and Other Periodic Reports. During the term of this Agreement, the Company will be made available to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

         15. Governing Law. The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the laws of the State of California.

         16. Severability. Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

         17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

OPTIONEE:



/s/  Tom Massie                                               Date:  12/14/99
---------------------------------------------------
         Tom Massie


COMPANY:


/s/  Perry Massie                                             Date:  12/14/99
---------------------------------------------------
By:  Perry Massie
Its:  Chairman & Co-President
The Outdoor Channel, Inc., a Nevada Corporation.


                                       7-4

                                    EXHIBIT 8




                            THE OUTDOOR CHANNEL, INC.


                             STOCK OPTION AGREEMENT
                             ----------------------

                                                                         No. 305
                                                                             ---

         Type of Option (check one):      |_| Incentive     |X| Nonqualified

         This Stock Option Agreement (the "Agreement") is entered into effective as of December 10, 1997, by and between THE OUTDOOR CHANNEL, INC., a Nevada corporation (the "Company), and Wilma Massie (the "Optionee") pursuant to the Company's 1997 Stock Option Plan (the "Plan").

         1. Grant of Option. The Company hereby grants to Optionee an option (the "Option") to purchase all or any portion of a total of 200,000 shares (the "Shares") of the Common Stock of the Company at a purchase price of $1.50 per share (the "Exercise Price"). The Optionee has been granted 200,000 options for services performed as a Director of the Company. The Option granted to the Optionee is subject to the terms and conditions set forth in this Agreement and the provisions of the Plan. If the box marked "Incentive" above is checked, then this Option is intended to qualify as an "incentive stock option" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked "Nonqualified" is checked, then this Option shall to that extent constitute a nonqualified stock option.

         2. Vesting of Option. Subject to the provisions of Section 3 below, the Optionee has an immediate vested right to exercise the Option and purchase one hundred percent (100%) of all Shares, and the vested portion of this Option shall be fully exercisable from time to time in whole or in part during its term.

         3. Term of Option. Optionee's right to exercise this Option shall terminate on December 7, 2007.

         4. Exercise of Option. On or after the vesting of any portion of this Option in accordance with Section 2 above, and until termination of this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

             (a) a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);

             (b) a check or cash in the amount of the Exercise Price or, in lieu of exercising this Option by payment of check or cash, the Optionee may elect to allow the Company, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value (as determined by the Board) equal to the aggregate Exercise Price payable by Optionee or, in the event the Company becomes a public reporting company under the


                                       8-1

1933 Securities Act, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value equal to the aggregate Exercise Price payable by Optionee, provided that the fair market value of each Share shall be the last trade price per share of Common Stock on the last trading day prior to the exercise date as may reported by Nasdaq or the NASD OTC Bulletin Board or at such other price that may be reasonably determined by the Administrator or, at the Company's sole discretion, payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan;

             (c) a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 9.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

             (d) a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

         5. Assignment and Death of Optionee. The rights of the Optionee under this Agreement may be assigned or transferred to a third party. At the Optionee's death, and provided Optionee's rights hereunder shall have vested pursuant to Section 2, Optionee's legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a "Successor") shall succeed to the Optionee's rights and obligations under this Agreement.

         6. Representations and Warranties of Optionee.

             (a) Optionee represents and warrants that this Option is being acquired by Optionee for Optionee's personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.

             (b) Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act of 1933, as amended (the "Act"), on the basis of certain exemptions from such registration requirement. Accordingly, Optionee agrees that his or her exercise of the Option may be expressly conditioned upon his or her delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Act and the resulting restrictions on transfer. Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered, Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Act or an exemption from such registration is available.


                                       8-2

             (c) Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.

         7. Restrictive Legends. Optionee hereby acknowledges that federal securities laws and the securities laws of the state in which he or she resides may require the placement of certain restrictive legends upon the Shares issued upon exercise of this Option, and Optionee hereby consents to the placing of any such legends upon certificates evidencing the Shares as the Company, or its counsel, may deem necessary or advisable; provided, however, that the Company represents to Optionee that, upon exercise of the Option, the Shares may, at the Company's sole discretion, be registered and issued pursuant to an applicable Registration Statement.

         8. Representations and Warranties of the Company.

             (a) The Company  represents  and warrants  that this  Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium, marshalling or other similar laws relating to or affecting the rights or remedies of creditors and
(b) general equitable principles including those affecting the availability of specific performance, injunctive relief or other equitable remedies, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law; and

             (b) All corporate actions of the Company and its directors and stockholders required in order to authorize the execution and delivery by the Company of this Agreement and the performance of its respective obligations hereunder, have been duly and validly taken in accordance with applicable laws and the Articles of Incorporation and Bylaws of the Company.

         9. Adjustments Upon Changes in Capital Structure. In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, the benefits of the Optionee under this Option, in accordance with the provisions of Section 4.2 of the Plan.

         10. No Employment Contract Created. Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries.

         11. Rights as Shareholder. The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him or tier for such Shares, notwithstanding the exercise of this Option.

         12. Interpretation. This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith. The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made


                                       8-3
in good faith by the Administrator shall be final and binding on the Company and the Optionee. As used in this Agreement, the term "Administrator" shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.

         13. Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention: the Chief Executive Officer, and if to the Optionee, at his most recent address as shown in the employment or stock records of the Company.

         14. Annual and Other Periodic Reports. During the term of this Agreement, the Company will be made available to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

         15. Governing Law. The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the laws of the State of California.

         16. Severability. Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

         17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

OPTIONEE:



/s/  Wilma Massie                                             Date:  12/14/99
---------------------------------------------------
         Wilma Massie


COMPANY:


/s/  Perry Massie                                             Date:  12/14/99
---------------------------------------------------
By:  Perry Massie
Its:  Chairman & Co-President
The Outdoor Channel, Inc., a Nevada Corporation.


                                      8-4